SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549



                             FORM 11-K



(Mark One)
 [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
     OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO
     _____.



                    Commission File No. 1-8796


                        QUESTAR CORPORATION
                     EMPLOYEE INVESTMENT PLAN




                        Questar Corporation
                       180 East First South
                          P.O. Box 45433
                  Salt Lake City, Utah 84145-0433


                             FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997.
Commission File Number 1-8796.


     A.   The full title of the plan is the Questar Corporation
Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

     B. The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office are:
Questar Corporation, 180 East First South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

     C. Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 1997, are attached as an exhibit to this Form 11-K.

                             SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Questar Corporation Employee Benefits
Committee have duly caused this annual report to be signed by its duly authorized chairman.

                                   QUESTAR CORPORATION
                                   EMPLOYEE INVESTMENT PLAN



Date:    April 16, 1998            By:  /s/R. D. Cash
                                         R. D. Cash
                                         Chairman, Employee Benefits
                                         Committee

Financial Statements
and Schedules

Questar Corporation
Employee Investment Plan

Years ended December 31, 1997 and 1996


Questar Corporation Employee Investment Plan

Financial Statements
and Schedules


Years ended December 31, 1997 and 1996




Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements


Schedules

Assets Held for Investment
Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets

Report of Independent Auditors

Participants in Questar Corporation
Employee Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of Questar Corporation Employee Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for the purposes of complying with the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.


/s/Ernst & Young LLP
   Ernst & Young LLP

March 10, 1998
Salt Lake City, Utah

Questar Corporation
Employee Investment Plan
Statements of Net Assets Available for Plan Benefits

                                                   December 31,
                                                   1997         1996
Assets
Investments - at market :
  Questar Corporation common stock :
      Allocated                                    $152,595,668 $120,607,987
      Unallocated                                    17,981,632   23,554,481
  Mutual funds                                       18,893,579   13,494,336
  Merrill Lynch Retirement Preservation Trust         2,874,782
  Money market fund                                                3,456,808
  Guaranteed investment contracts                                    205,123
                                                    192,345,661  161,318,735
Cash and short-term investments                         341,910       58,136
                                                    192,687,571  161,376,871

Contribution receivable from Questar Corporation        436,400      446,800
Contribution receivable from employees                               112,759
Interest receivable                                      61,589       34,244
                                                    193,185,560  161,970,674

Liabilities
Unallocated contributions and dividends                 176,628       55,104
Security acquisition loans                           10,172,947   15,555,501
                                                     10,349,575   15,610,605

Net assets available for plan benefits              182,835,985  146,360,069

See accompanying notes.



Questar Corporation
Employee Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits

                                                   Year ended December 31,
                                                   1997         1996

Additions
  Dividend and interest income                       $6,139,263   $6,578,613
  Contributions :
    Employee                                          6,444,643    6,289,741
    Employer                                          4,665,824    4,743,757
                                                     11,110,467   11,033,498
                                                     17,249,730   17,612,111

Deductions
  Withdrawals - at market                            12,245,631    8,903,316
  Distribution of dividends to participants             311,714      296,975
  Trustee fees and commissions                           18,550       16,762
  Interest expense                                    1,093,416    1,512,487
                                                     13,669,311   10,729,540


Net realized and unrealized appreciation
  in the fair value of investments                   32,895,497   12,487,481
Net additions                                        36,475,916   19,370,052
Net assets available for plan benefits at
   beginning of year                                146,360,069  126,990,017

Net assets available for plan
   benefits at end of year                          182,835,985  146,360,069

See accompanying notes.





Questar Corporation
Employee Investment Plan

Notes To Financial Statements

December 31, 1997


1.  Description of the Plan

The Questar Corporation Employee Investment Plan (Plan) is a defined contribution plan for employees of Questar Corporation and its subsidiaries (Questar). The Plan is an employee stock ownership plan (ESOP) as defined in Code Section 4975(e)(7).

In addition to Questar common stock, employees are able to direct the investment of their contributions into the following funds: the 1) Merrill Lynch Retirement Preservation Trust (replacing the Equitable GIC and Fidelity Money Market Fund effective July 1997), which invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in obligations of U.S. government and government-agency securities; 2) Fidelity Magellan Fund, which invests primarily in common stocks; 3) Fidelity Puritan Fund, which invests primarily in common stocks and bonds; 4) Fidelity Intermediate Bond Fund, which invests primarily in high and upper-medium grade fixed-income obligations; 5) Vanguard 500 Portfolio Index Fund, which invests primarily in common stocks as it seeks to replicate the Standard & Poor's 500 Composite Price Index; and
6) Vanguard Total International Portfolio Fund, which invests in a combination of the European, Pacific, and Emerging Markets Vanguard International Equity Index Funds. The Plan allows participants to change their contribution elections one day before the first day of the calendar month in which the change is to become effective.

With the exception of the Questar stock fund, participants can transfer amounts invested between the various investment funds on a monthly basis. Employees who contribute to the stock fund or any of the other investment funds receive employer matching contributions in the form of leveraged Questar shares released from the suspense account (Note 3) on up to 6% of their eligible compensation contributed, at the following percentages: 100% of the first 2%, 75% of the next 2%, and 50% of the next 2%.

Employees are eligible to participate in the Plan after completing one year of service. An employee is credited with one year of service for each year in which at least 1,000 hours are worked or paid for by Questar or an affiliate. Subject to certain restrictions in the Internal Revenue Code (Code), non-highly compensated employees can elect to contribute from 1% to 16% of annual compensation to the Plan on either a pre-tax basis pursuant to salary reduction arrangements, that will qualify the contributions under section 401(k) of the code, on an after-tax basis, or a combination of the two. Highly compensated employees"are limited to contributing from 1% to 6% of annual compensation to the Plan on a pre-tax basis, after-tax basis, or a combination of the two.

The Plan also provides an additional $200 annual employer contribution at the end of the Plan year in the form of shares of Questar stock to each employee eligible to participate in the Plan at the beginning of the Plan year and employed on the last day of the Plan year. This contribution is made irrespective of whether the eligible employee actually participates in the Plan.

The Plan provides for the direct rollover of taxable amounts withdrawn from the Plan to the Trustee of the participant's
Individual Retirement Account (IRA) or other qualified plan, if the participant so elects.

The rules for in-service withdrawals of Questar shares and investment funds allocated to participants' accounts and for distributions of such amounts upon termination of employment, disability or death are set forth in the Summary Plan
Description of the Plan.

The Plan is subject to the diversification requirements imposed on ESOP's by the Tax Reform Act of 1986 and meets these requirements by allowing qualified participants to receive distributions of shares of Questar stock.

Employees are always fully vested in all shares and funds allocated to their individual accounts. Should the Plan terminate at some future time, all amounts allocated to the employees' accounts would be distributed to them.


2.  Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

Investments

Investment in Questar common stock is recorded at market value based on the closing market price on the last business day of
the year on the  New  York  Stock  Exchange.   The mutual funds
are valued at market. The Merrill Lynch Retirement Preservation Trust is valued at cost plus interest earned, which approximates market. Short-term investments consist primarily of investments in a separate money market portfolio fund and are valued at market.

Dividends

Questar has a Dividend Reinvestment and Stock Purchase Plan whereby participants may reinvest dividends to purchase additional shares of Questar common stock at market value. Dividends payable with respect to Questar stock purchased with employee after-tax and 401(k) contributions are distributed directly to participants unless they elect to have such dividends retained in the Plan. Dividends on shares purchased with employer contributions must be reinvested. Dividends paid on leveraged shares are applied to the principal and interest payments on the promissory note payable to Questar (Note 3).

Withdrawals

Withdrawals are recorded based on market prices at the date withdrawn. The differences between cost and market at the time of withdrawal are included in the financial statements as realized gains or losses.

Administrative Expenses

Legal, accounting, and other administrative expenses except commissions and a portion of the trustee fees have been paid by Questar.

Income Taxes

The Plan is a qualified defined contribution plan under section 401(a) of the Code and is exempt from federal income tax. The Plan administrator is not aware of any course of action or series of events that have occurred, including Plan amendments subsequent to the latest determination letter, that might adversely affect the Plan's qualified status. Participants are not subject to income tax on employer contributions (including 401(k) salary reductions) or income credited to individual accounts until such time as these amounts are distributed. A description of the income tax consequences to employees is included in the Summary Plan Description of the Plan, which has been provided to all participants.

3.  Security Acquisition Loans

In 1989 the Plan issued two promissory notes payable to Questar totaling $35,000,000 and used the proceeds to purchase 1,992,884 shares (leveraged shares) of Questar common stock at $17.5625 per share. These shares are held in a separate suspense account established under the Trust and are released and allocated to eligible participants as the notes are repaid over a ten-year period. Payments on the notes are made with contributions from Questar and from dividends and earnings received on the remaining allocated and unallocated leveraged shares. The notes are collateralized by the unreleased leveraged shares. The 8.25% Senior ESOP Notes-Series A matured and were redeemed on July 1, 1996. The remaining 8.28% Senior ESOP Notes-Series B had an outstanding balance of $10,172,947 and $15,555,501 as of December 31, 1997 and 1996, respectively.

Under the terms of the notes, the Plan is obligated to make principal payments annually, which, in aggregate, must meet or exceed cumulative minimum principal payments as of each payment date. The minimum principal payment requirements for the two years following December 31, 1997, are $5,300,000 in 1998 and $4,872,947 in 1999. Cumulative actual payments may exceed the cumulative minimum payments when the actual number of shares needed to make matching allocations exceeds the minimum shares required to be released under the terms of the notes. Leveraged shares in excess of those needed to make matching allocations may also be released from the suspense account in certain years in order to meet required cumulative minimum payments. These excess shares will be allocated to: (i) participants who are Questar employees on the last day of the year, (ii) participants who are on leave under the federal Family and Medical Leave Act of 1993 on the last day of such Plan year, and (iii) to former participants (or their beneficiaries) who become disabled, retire, or die during the year in which the excess leveraged shares are released from the suspense account. At year-end 1997 and 1996, a special distribution of excess shares was allocated to the accounts of the eligible participants who contributed to the Plan during the year. Depending on the market price of Questar stock, there could be further special distributions of shares in future years.

4. Investments

First Security Bank, N.A., is the Plan Trustee. Investments in common stock of Questar at cost for the two years ended December
31, 1997, were as follows:

                                                           Allocated                  Unallocated
                                                      Shares       Cost         Shares      Cost

Balances at January 1, 1996                           3,087,745  $68,301,127     881,330 $15,478,358

  Purchases                                             195,968    6,661,675
  Allocation of shares                                  240,391    8,495,938    (240,391) (4,221,867)
  Withdrawals                                          (242,255)  (5,429,734)
Balances at December 31, 1996                         3,281,849   78,029,006     640,939  11,256,491

  Purchases                                             166,787    6,533,839
  Allocation of shares                                  237,988    9,479,216    (237,989) (4,179,682)
  Withdrawals                                          (267,113)  (6,417,195)
Balances at December 31, 1997                         3,419,511   87,624,866     402,950   7,076,809

Average cost per share of allocated stock was $25.63 and $23.78 as of December 31, 1997 and 1996, respectively.

Market price per share of stock, both allocated and unallocated, was $44.625 and $36.75 as of December 31, 1997 and 1996,
respectively.

The cost of allocated shares is based on the average market purchase price for shares for each quarter, whereas the cost of unallocated shares is shown at the original purchase price of the shares which was $17.5625 per share.

Statement amounts that were attributable to allocated and unallocated shares during 1997 and 1996, were as follows:

                                                           Allocated                 Unallocated
                                                          1997         1996         1997        1996
Changes in net realized
   and unrealized
   appreciation (depreciation)                      $31,789,566  $14,435,374 ($1,393,176)($1,748,193)
Security acquisition loans                                                    10,172,947  15,555,501
Dividends                                             4,130,776    3,756,870     659,608     914,904

Interest expense was entirely attributable to shares that were unreleased during 1997 and 1996. Employer contributions receivable, employer contributions, and distributions were entirely attributable to allocated shares.

The net asset value per unit and the total number of units for the Investment Funds at the end of each quarter for the years indicated are as follows:

                                        1997                    1996
                                        Net Asset               Net Asset
                                        Value per  Total        Value per    Total
                                        Unit       Units        Unit         Units
Fidelity Magellan Fund
  March 31                                  $80.20       95,635       $87.51      84,099
  June 30                                    91.05       98,460        74.80      99,304
  September 30                               99.85       99,030        76.05      96,001
  December 31                                95.27      102,296        80.65      97,073

Fidelity Puritan Fund
  March 31                                   17.34      245,070        17.64     194,965
  June 30                                    19.32      254,603        17.68     201,690
  September 30                               19.54      270,240        16.48     229,358
  December 31                                19.38      278,314        17.24     238,992

Fidelity Intermediate Bond Fund
  March 31                                    9.90       12,937        10.14       4,008
  June 30                                    10.02       14,492        10.00       4,677
  September 30                               10.12       15,605        10.00       8,667
  December 31                                10.17       14,177        10.08      11,630

Fidelity Money Market Fund
  March 31                                    1.00    3,447,973         1.00   3,108,680
  June 30                                     1.00    3,594,289         1.00   3,227,339
  September 30                                                          1.00   3,339,668
  December 31                                                           1.00   3,456,808

Equitable GIC
  March 31                                    1.00      119,717         1.00     554,071
  June 30                                     1.00       30,576         1.00     394,083
  September 30                                                          1.00     286,769
  December 31                                                           1.00     205,123

Vanguard 500 Portfolio Index Fund
  March 31                                   70.69       24,769        60.43       1,412
  June 30                                    82.73       27,380        62.89       6,664
  September 30                               88.65       35,939        64.59      15,395
  December 31                                90.07       35,548        69.16      18,502

Vanguard Total International Portfolio Fund
  March 31                                   10.07       22,704
  June 30                                    11.33       29,483
  September 30                               11.10       39,508
  December 31                                 9.87       41,349        10.14      14,631

Merrill Lynch Retirement Preservation Trust
  March 31
  June 30
  September 30                                1.00    2,809,569
  December 31                                 1.00    2,874,782


The market values for the Investment Funds are shown below:

                                                   December 31,
                                                            1997         1996
Merrill Lynch Retirement Preservation
   Trust (RPT)                                       $2,874,782
Fidelity Magellan Fund                                9,745,725   $7,828,926
Fidelity Puritan Fund                                 5,393,716    4,120,223
Fidelity Intermediate Bond Fund                         144,182      117,232
Vanguard 500 Portfolio Index Fund                     3,201,842    1,279,596
Vanguard Total International Portfolio
   Fund                                                 408,114      148,359
Equitable Guaranteed Investment Contracts                            205,123
Fidelity Money Market Fund                                         3,456,808
Total                                                21,768,361   17,156,267


The changes in net assets by Fund are shown below:

                                        Year ended December 31, 1997   (1) (Continued below)
                                        (Continued below)
                                                   Fidelity     Merrill      Fidelity    Fidelity    Fidelity
                                        Equitable  Money        Lynch        Magellan    Puritan     Intermediate
                                        GIC        Market Fund  RPT          Fund        Fund        Bond Fund

Additions:
  Employee contributions                                $77,194      $51,166    $893,072    $595,681    $37,946
  Employer contributions
  Dividend and
    Interest income                         $4,508      109,372       71,605     628,173     429,725      8,781
                                             4,508      186,566      122,771   1,521,245   1,025,406     46,727

Withdrawals                                            (148,523)    (237,494)   (715,103)   (351,476)   (11,018)
Distribution of dividends
Trustee fees
Interest expense
Net transfers in (out)                    (209,631)  (3,494,851)   2,993,938    (269,823)     99,137     (9,823)
Net realized and unrealized
  appreciation (depreciation)
  of investments                                                               1,433,222     526,640      1,630
Net additions (deductions)                (205,123)  (3,456,808)   2,879,215   1,969,541   1,299,707     27,516
Net assets held by trustee at
  beginning of year                        205,123    3,456,808                7,828,926   4,120,223    117,232
Net assets held by trustee at
  end of year                                                      2,879,215   9,798,467   5,419,930    144,748

                                        Year ended December 31, 1997   (1)
                                        (Continued from above)
                                        Vanguard   Vanguard
                                        500        Total Inter-
                                        Portfolio  national     Questar
                                        Index Fund Portfolio    Stock        Total
                                                   Fund
Additions:
  Employee contributions                  $881,388     $174,776   $3,846,179  $6,557,402
  Employer contributions                                           4,676,224   4,676,224
  Dividend and
    Interest income                         40,220        2,560    4,816,974   6,111,918
                                           921,608      177,336   13,339,377  17,345,544

Withdrawals                               (254,025)     (12,595) (10,515,397)(12,245,631)
Distribution of dividends                                           (311,714)   (311,714)
Trustee fees                                                         (18,550)    (18,550)
Interest expense                                                  (1,093,416) (1,093,416)
Net transfers in (out)                     758,170      132,883
Net realized and unrealized
  appreciation (depreciation)
  of investments                           562,726      (25,111)  30,396,390  32,895,497
Net additions (deductions)               1,988,479      272,513   31,796,690  36,571,730
Net assets held by trustee at
  beginning of year                      1,279,596      148,359  128,609,999 145,766,266
Net assets held by trustee at
  end of year                            3,268,075      420,872  160,406,689 182,337,996

(1) The above statement differs from the Statement of Net Assets Available for Plan Benefits because the above statement excludes receivables, and includes the value of cash allocated to the various funds that is not yet reflected on the trustee statements.

                                        Year ended December 31, 1996   (1)
                                        (Continued below)
                                                   Fidelity     Fidelity     Fidelity    Fidelity    Vanguard
                                        Equitable  Money        Magellan     Puritan     Intermediate500 Portfolio
                                        GIC        Market Fund  Fund         Fund        Bond Fund   Index Fund

Additions:
  Employee contributions                               $188,611   $1,057,015    $536,516     $26,150   $318,104
  Employer contributions
  Dividend and
    Interest income                        $34,211      175,199    1,193,849     451,688       3,950      5,165
                                            34,211      363,810    2,250,864     988,204      30,100    323,269

Withdrawals                                            (229,051)    (395,221)   (118,445)       (126)   (10,068)
Distribution of dividends
Trustee fees
Interest expense
Net transfers in (out)                    (536,392)     179,617     (676,580)    (11,365)     51,178    852,115
Net realized and unrealized
  appreciation (depreciation)
  of investments                                                    (375,364)     64,825        (579)   114,280
Net additions (deductions)                (502,181)     314,376      803,699     923,219      80,573  1,279,596
Net assets held by trustee at
  beginning of year                        707,304    3,142,432    7,025,227   3,197,004      36,659
Net assets held by trustee at
  end of year                              205,123    3,456,808    7,828,926   4,120,223     117,232  1,279,596

                                        Year ended December 31, 1996   (1)
                                        (Continued from above)
                                        Vanguard
                                        Total Inter-
                                        national
                                        Portfolio  Questar
                                        Fund       Stock        Total

Additions:
  Employee contributions                    $9,793   $4,040,792   $6,176,981
  Employer contributions                              4,744,956    4,744,956
  Dividend and
    Interest income                                   4,696,015    6,560,077
                                             9,793   13,481,763   17,482,014

Withdrawals                                          (8,150,405)  (8,903,316)
Distribution of dividends                              (296,975)    (296,975)
Trustee fees                                            (16,762)     (16,762)
Interest expense                                     (1,512,487)  (1,512,487)
Net transfers in (out)                     141,427
Net realized and unrealized
  appreciation (depreciation)
  of investments                            (2,861)  12,687,180   12,487,481
Net additions (deductions)                 148,359   16,192,314   19,239,955
Net assets held by trustee at
  beginning of year                                 112,417,685  126,526,311
Net assets held by trustee at
  end of year                              148,359  128,609,999  145,766,266

(1)  The above statement differs from the Statement of Net
Assets Available for Plan Benefits because the above statement excludes receivables.


Schedules




Questar Corporation
Employee Investment Plan

Assets Held for Investment

December 31, 1997


Assets Held in Trust by First Security Bank, N.A.

Description of Investments                                       Cost        Fair Value
Questar Corporation Common Stock
   Allocated - 3,419,511 shares                                   $87,624,866$152,595,668
   Unallocated - 402,950 shares                                    7,076,809  17,981,632

Fidelity Magellan Fund - 102,296 units                             8,427,462   9,745,725

Fidelity Puritan Fund - 278,314 units                              4,812,826   5,393,716

Fidelity Intermediate Bond Fund - 14,177 units                       158,197     144,182

Vanguard 500 Portfolio Index Fund - 35,548 units                   2,737,824   3,201,842

Vanguard Total International Portfolio Fund - 41,349 units           449,306     408,114

Merrill Lynch Retirement Preservation Trust
   2,874,782 units                                                 2,874,782   2,874,782

Cash and Short-Term Investments                                      341,910     341,910

                                                                 114,503,982 192,687,571


Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets

Year ended December 31, 1997

                                                   Purchase     Selling      Net Gain
Identity of Issuer                      DescriptionPrice        Price        or Loss
Category (i) - Single Transaction in Excess of 5% of Plan Assets

                                        None


Category (ii) - Series of Transactions (Other than Securities
Transactions)
with the Same Person Aggregating 5% of Plan Assets

                                        None


Category (iii) - A Series of Transactions in a Security Issue
Aggregating 5% of Plan Assets



Questar Corporation                     Common Stock -
                                        155           6,417,195   10,515,396   4,098,201
                                        Withdrawals

Category (iv) - Transactions in Securities with a Person if Any
Single Transaction
with that Person was in Excess of 5% of Plan Assets

                                        None